 Dunham Funds

February 21, 2008

VIA EDGAR FILING

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:  Patsy Mengiste

Re:

Dunham Funds, File Nos. 333-147999 and 811-22153

Request for Acceleration of Effectiveness of Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A

Dear Ms. Mengiste,

Dunham Funds (the “Registrant”) hereby files Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form N-1A, pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”).   The Prospectuses and the Statement of Additional Information filed in the Amendment have been revised to reflect your comments and are marked to show changes from the Registrant’s Registration Statement.

Pursuant to Rule 461 under the 1933 Act, Dunham & Associates Investment Counsel, Inc., principal underwriter for Registrant, and the Registrant hereby request that the Commission accelerate the effective date of the registration of the Registrant's shares to 1:00 p.m., February 27, 2008 or the earliest practicable date thereafter.

Further, we acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

Dunham & Associates Investment

Dunham Funds

Counsel, Inc.

    /s/Jeffrey A. Dunham

     /s/Jeffrey A. Dunham

By: Jeffrey A. Dunham

By:  Jeffrey A. Dunham

Its:  President

Its:  President